Exhibit 99.1

Pacific Premier Bancorp, Inc. Announces Receipt of Regulatory Approvals for Acquisition of Independence Bank

IRVINE, Calif., December 22, 2014 - Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) ("Pacific Premier"), the holding company of Pacific Premier Bank, announced today that it has received the required regulatory approvals from the Federal Reserve Bank of San Francisco and the California Department of Business Oversight for its acquisition of Independence Bank ("Independence Bank"), a California-chartered bank located in Newport Beach, California.  The consummation of the acquisition of Independence Bank remains subject to the approval of the Independence Bank shareholders of the acquisition, the approval by the Pacific Premier shareholders of the issuance of the shares of Pacific Premier's common stock in connection with the acquisition and the satisfaction of other closing conditions.  Pacific Premier expects that the Independence Bank acquisition will close early in the first quarter of 2015.

Steven R. Gardner, President and Chief Executive Officer of Pacific Premier Bancorp, commented, “We are pleased to have quickly received the regulatory approvals for our acquisition of Independence Bank.  With this acquisition, we will have a seamless footprint from Orange County to the broader Coachella Valley and San Bernardino, which will strengthen our competitive positioning as one of the premier commercial banks in Southern California.”

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest community banks headquartered in Southern California.  Pacific Premier Bank is a business bank primarily focused on serving small and middle market business in the counties of Los Angeles, Orange, Riverside, San Bernardino and San Diego, California.  Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, residential warehouse and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide.  Pacific Premier Bank serves its customers through its 13 full-service depository branches in Southern California located in the cities of Encinitas, Huntington Beach, Irvine, Los Alamitos, Newport Beach, Palm Desert, Palm Springs, San Bernardino, San Diego and Seal Beach.  For additional information about Pacific Premier Bank, visit its website at www.ppbi.com.

About Independence Bank

Independence Bank is a full service community bank, founded by highly experienced bankers and business leaders from Orange County.  Founded in 2004, Independence Bank has sustained a successful business model of customer and community focus as well as significant growth during that time.  Independence Bank now has six regional offices serving Orange and Riverside Counties in Southern California.  For additional information about Independence Bank, visit its website at www.independence-bank.net.

Forward Looking Statements

This press release may contain forward-looking statements regarding Pacific Premier, the Bank and Independence and the proposed acquisition.  These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Such risks and uncertainties include, but are not limited to, the following factors: synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; the shareholders of Independence may fail to approve the consummation of the acquisition; the shareholders of Pacific Premier may fail to approve the issuance of the shares of Pacific Premier's common stock in connection with the acquisition; and the conditions to the closing of the acquisition may not be satisfied.

Pacific Premier and Independence Bank undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Notice to Independence Bank Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition transaction, Pacific Premier filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"), which was previously declared effective by the SEC. The registration statement contains a joint proxy statement/prospectus.  The definitive joint proxy statement/prospectus was filed with the SEC on December 11, 2014 and was distributed to the shareholders of Independence Bank and the Pacific Premier on December 16, 2014 in connection with the respective special meetings of the Independence Bank and the Pacific shareholders and their respective votes concerning the acquisition. SHAREHOLDERS OF INDEPENDENCE BANK AND PACIFIC PREMIER ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and security holders will be able to obtain the documents, including the joint proxy statement/prospectus free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Pacific Premier will be available free of charge by (1) accessing the Company’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing the Company at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing Independence Bank at 4525 MacArthur Boulevard, Newport Beach, CA 92660, Attention: Corporate Secretary.

The Pacific Premier directors, executive officers and certain other members of management and employees of Pacific Premier may be deemed to be participants in the solicitation of proxies from the Pacific Premier shareholders in respect of the proposed acquisition. Pacific Premier has also engaged D.F. King & Co., Inc. as its proxy solicitation firm.  Information about the Pacific Premier directors and executive officers is included in the proxy statement for its 2014 annual meeting of the Company shareholders, which was filed with the SEC on April 16, 2014. The Independence Bank directors, executive officers and certain other members of management and employees of Independence Bank may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of Independence Bank. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition that was previously mailed to the Pacific Premier and Independence Bank shareholders. Free copies of this document may be obtained as described in the preceding paragraph.

Contact:

Pacific Premier Bancorp, Inc.

Steven R. Gardner
President/CEO
949.864.8000

Kent J. Smith
Executive Vice President/CFO
949.864.8000